UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

U.S. ENERGY CORP.
(Name of Issuer)

          Common Stock, $.01 par value per share
(Title of Class of Securities)

911805109
(CUSIP Number)

November 10, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

Schedule 13G/A

CUSIP No.: 911805109	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CORRIENTE ADVISORS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	2,258,294 /1/
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	2,258,294 /1/
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,258,294 /1/
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.09% based on 22,389,050 shares outstanding as of November 6, 2008.
12.	Type of Reporting Person: OO/IA

/1/ Reporting Persons exceeded the 10% threshold due to a change in the number of the issuer's total shares outstanding as a result of the issuer's repurchases.  As per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 22,389,050 shares outstanding.

Schedule 13G/A

CUSIP No.: 911805109	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MARK L. HART III
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	2,258,294 /1/
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	2,258,294 /1/
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,258,294 /1/
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 10.09% based on 22,389,050 shares outstanding as of November 6, 2008.
12.	Type of Reporting Person: IN/HC

/1/ Reporting Persons exceeded the 10% threshold due to a change in the number of the issuer's total shares outstanding as a result of the issuer's repurchases.  As per the information provided by the Issuer on its most recently filed quarterly report on Form 10-Q, there were 22,389,050 shares outstanding.

Schedule 13G/A

CUSIP No.: 911805109	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

U.S. Energy Corp (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

877 North 8th West, Riverton, WY  82501.

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)           Corriente Advisors, LLC (“Corriente Advisors”); and

ii)           Mark L. Hart III. (“Mr. Hart”).

This Statement relates to Shares (as defined herein) held for the accounts each of Corriente Advisors, LLC, a Delaware limited liability company, and Mark L. Hart III.  Corriente Advisors acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Corriente Master Fund, L.P.  Corriente Advisors may be deemed, through investment advisory contracts or otherwise, to beneficially own securities owned by other persons, including Corriente Master Fund.  Mr. Hart is the Chairman and Chief Executive Officer of Corriente Advisors and may be deemed to control Corriente Advisors and beneficially own securities owned by Corriente Advisors.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Corriente Advisors and Mr. Hart is 201 Main Street, Suite 1800, Fort Worth, Texas 76102.

Item 2(c).	Citizenship:

i)  Corriente Advisors is a Delaware limited liability company; and

ii) Mr. Hart is a citizen of the United States of America.

Schedule 13G/A

CUSIP No.: 911805109	Page 5 of 9 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

911805109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of November 21, 2008, each of Corriente Advisors and Mr. Hart may be deemed to be the beneficial owner of 2,258,294 Shares.

Item 4(b)	Percent of Class:

The number of Shares of which each of Corriente Advisors and Mr. Hart may be deemed to be the beneficial owner constitutes approximately 10.09% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-Q, there were 22,389,050 shares outstanding as of November 6, 2008).

Item 4(c)	Number of Shares of which such person has:

Corriente Advisors and Mr. Hart:
(i) Sole power to vote or direct the vote:	2,258,294
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	2,258,294
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Schedule 13G/A

CUSIP No.: 911805109	Page 6 of 9 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Corriente Master Fund, L.P. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group:

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP No.: 911805109	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2008	CORRIENTE ADVISORS, LLC

By: /s/ James E. Haddaway
Name: James E. Haddaway
Title: Chief Financial Officer and Chief Operating Officer

Date: November 21, 2008	MARK L. HART III

/s/ Mark L Hart III
Name: Mark L. Hart III
Title: Chairman and Chief Executive Officer

Schedule 13G/A

CUSIP No.: 911805109	Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated November 21, 2008 by and among Corriente Advisors, LLC and Mark L. Hart III	9

Schedule 13G/A

CUSIP No.: 911805109	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date: November 21, 2008	CORRIENTE ADVISORS, LLC

By: /s/ James E. Haddaway
Name: James E. Haddaway
Title: Chief Financial Officer and Chief Operating Officer

Date: November 21, 2008	MARK L. HART III

/s/ Mark L. Hart III
Name: Mark L. Hart III
Title: Chairman and Chief Executive Officer